UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2024

Commission File Number: 000-29870

FE BATTERY METALS CORP.
(Translation of Registrant’s name into English)

700 West Georgia Street, 25th Floor
Vancouver, British Columbia, Canada V7Y 1B3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [ X ] Form 40-F [   ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FE BATTERY METALS CORP. (Registrant)

Date: August 30, 2024	By:	/s/ Gurminder Sangha
	Name:	Gurminder Sangha
	Title:	CEO and Director

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Interim Financial Statements/Report
99.2	Interim MD&A
99.3	52-109FV2 - Certification of Interim Filings - CEO
99.4	52-109FV2 - Certification of Interim Filings - CFO